
January 14, 2011

Kyle Gotshalk
President
Stakool, Inc.
18565 Soledad Canyon Road # 153
Canyon Country, CA 91351

Re: **Stakool, Inc.**
Item 4.01 Form 8-K
File No. 000-24723
Filed January 5, 2011

Dear Mr. Gotshalk:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Patrick Kuhn
Staff Accountant